UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
July 18, 2013

ORDER GRANTING CONFIDENTIAL TREATMENT
UNDER THE SECURITIES ACT OF 1933

Ventrus Biosciences, Inc.

File No. 333-168224 - CF#29870

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Ventrus Biosciences, Inc. submitted an application under Rule 406 requesting an extension of a previous grant of confidential treatment for information it excluded from the Exhibits to a Form S-1 registration statement filed on July 20, 2010.

Based on representations by Ventrus Biosciences, Inc. that this information qualifies as confidential commercial or financial information under the Freedom of Information Act, 5 U.S.C. 552(b)(4), the Division of Corporation Finance has determined not to publicly disclose it. Accordingly, excluded information from the following exhibit will not be released to the public for the time period specified:

    Exhibit 10.1   through June 24, 2016

For the Commission, by the Division of Corporation Finance, pursuant to delegated authority:

      Elizabeth M. Murphy
      Secretary